April 24, 2012

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jackson National Life Insurance Company
Jackson National Separate Account - I ("Registrant")
(File Nos. 333-178774 and 811-08664)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 1 to the Registration Statement.  This filing incorporates responses to the Staff’s comments, includes financial statements that were not previously filed, includes an additional prospectus (the “Combination Prospectus”) which describes four variable annuities offered by the Registrant and was the subject of  review under the template filing filed on January 20, 2012 (File No. 333-155675), and includes other non-material changes.

If you have any questions, please contact me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:           Alberto Zapata